Filed by Exelon Corporation

Reg. No. 333-155278

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: NRG Energy, Inc.

On January 22, 2009, Exelon distributed its fourth quarter 2008 earnings release and conducted a teleconference. The earnings release and some of the remarks made during the teleconference included a discussion of the proposed NRG transaction. Copies of the earnings release and excerpts from the transcript of the teleconference follow:

Exhibit 99.1

Contact:	Chaka Patterson	FOR IMMEDIATE RELEASE
Investor Relations
312-394-7234

Kathleen Cantillon
Corporate Communications
312-394-2794

Exelon Announces Fourth Quarter and Full Year 2008 Results;

Reaffirms 2009 Earnings Guidance

CHICAGO (January 22, 2009) – Exelon Corporation’s (Exelon) fourth quarter 2008 consolidated earnings prepared in accordance with GAAP were $707 million, or $1.07 per diluted share, compared with earnings of $562 million, or $0.84 per share, in the fourth quarter of 2007. Full year 2008 consolidated earnings prepared in accordance with GAAP were $2,737 million, or $4.13 per diluted share, compared with $2,736 million, or $4.05 per diluted share in 2007.

Exelon’s adjusted (non-GAAP) operating earnings for the fourth quarter of 2008 were $709 million, or $1.07 per diluted share, compared with $677 million, or $1.02 per diluted share, for the same period in 2007. Full year 2008 adjusted (non-GAAP) operating earnings were $2,781 million, or $4.20 per diluted share, down slightly from 2007 adjusted (non-GAAP) operating earnings of $2,923 million, or $4.32 per diluted share.

“Our full year 2008 earnings results were well within our original guidance range of $4.00 to $4.40 per share and the $4.15 to $4.30 per share range that we announced in early September. Despite the impact of the deteriorating economy, we achieved our 2008 goals of operating excellence in generation and delivery, setting the industry standard for our low-carbon platform, and evaluating and pursuing appropriate growth opportunities,” said John W. Rowe, Exelon’s chairman and CEO. “We expect 2009 to be a year of many challenges, but we will work to mitigate the impact and are reaffirming our operating earnings guidance range of $4.00 to $4.30 per share.”

Fourth Quarter Operating Results

The increase in fourth quarter 2008 earnings to $1.07 per share from $1.02 per share in fourth quarter 2007 was primarily due to:

•	higher energy margins at Generation largely due to increased nuclear output and lower purchased power costs, partially offset by higher nuclear fuel costs;

•	lower costs associated with the possible construction of a new nuclear plant in Texas;

•	increased distribution revenue at Commonwealth Edison Company (ComEd) resulting from the 2007 distribution rate case;

•	the impact in 2007 of a charitable contribution to the Exelon Foundation; and

•	lower interest expense at Generation.

Higher fourth quarter 2008 earnings were partially offset by:

•	the impact of gains realized in 2007 related to decommissioning trust fund investments for the AmerGen Energy Company, LLC (AmerGen) nuclear plants;

•	the impact of decreased income tax benefits associated with Exelon’s tax method of capitalizing overhead costs;

•	higher operating and maintenance expense primarily at Generation; and

•	increased depreciation and amortization expense primarily related to the higher scheduled competitive transition charge (CTC) amortization at PECO Energy Company (PECO).

Adjusted (non-GAAP) operating earnings for the fourth quarter of 2008 do not include the following (after-tax) items that were included in reported GAAP earnings:

•	Mark-to-market gains of $93 million, or $0.15 per diluted share, primarily from Generation’s economic hedging activities.

•	Unrealized losses of $68 million, or $0.10 per diluted share, related to decommissioning trust fund investments primarily for the AmerGen nuclear plants.

•	A charge of $26 million, or $0.04 per diluted share, for the costs associated with the 2007 Illinois electric rate settlement agreement.

•	A gain of $21 million, or $0.03 per diluted share, for the resolution of tax matters related to a previous investment in Sithe Energies, Inc. (Sithe) at Generation.

•	A charge of $11 million, or $0.02 per diluted share, associated with ComEd’s 2007 settlement agreement with the City of Chicago.

•	External costs of $11 million, or $0.02 per diluted share, related to Exelon’s proposed acquisition of NRG Energy, Inc. (NRG).

Adjusted (non-GAAP) operating earnings for the fourth quarter of 2007 did not include the following (after-tax) items that were included in reported GAAP earnings:

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A charge of $184 million, or $0.28 per diluted share, for the costs associated with the Illinois electric rate settlement agreement, including ComEd’s customer rate relief programs announced in April 2007.

•	Income of $130 million, or $0.19 per diluted share, for termination of the State Line Energy, L.L.C. power purchase agreement (PPA).

•	A charge of $72 million, or $0.11 per diluted share, associated with Generation’s tolling agreement with Georgia Power related to the contract with Tenaska Georgia Partners, LP.

•	Income of $29 million, or $0.04 per diluted share, related to non-cash deferred tax items.

•	Mark-to-market losses of $22 million, or $0.03 per diluted share, primarily from Generation’s economic hedging activities.

•

Earnings of $18 million, or $0.03 per diluted share, associated with investments in synthetic fuel-producing facilities, including the impact of mark-to-market losses associated with the related derivatives.

•	A charge of $14 million, or $0.02 per diluted share, associated with ComEd’s 2007 settlement agreement with the City of Chicago.

2009 Earnings Outlook

Exelon reaffirms its guidance range for 2009 adjusted (non-GAAP) operating earnings of $4.00 to $4.30 per share. Exelon expects adjusted (non-GAAP) operating earnings for the first quarter of 2009 to be in the range of $1.10 to $1.20 per share. Operating earnings guidance is based on the assumption of normal weather.

The outlook for 2009 adjusted (non-GAAP) operating earnings for Exelon and its subsidiaries excludes the following items:

•	mark-to-market adjustments from economic hedging activities

•	unrealized gains and losses from nuclear decommissioning trust fund investments primarily related to the AmerGen nuclear plants

•	significant impairments of assets, including goodwill

•	changes in decommissioning obligation estimates

•	costs associated with the 2007 Illinois electric rate settlement agreement

•	costs associated with ComEd’s 2007 settlement with the City of Chicago

•	external costs associated with the proposed offer to acquire NRG

•	other unusual items

•	significant future changes to GAAP

Fourth Quarter and Recent Highlights

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Offer to Acquire NRG: On October 19, 2008, Exelon announced its proposal to acquire Princeton, N.J.-based NRG Energy Inc. (NRG). Exelon has offered to acquire all of the outstanding NRG common stock in an all-stock transaction with a fixed exchange ratio of 0.485 share of Exelon common stock for each share of NRG common stock, which represents a 37 percent premium based on the closing prices of Exelon and NRG stock on October 17, 2008, prior to announcement of the proposal. This represents a total equity value of approximately $6.2 billion for NRG based on Exelon’s closing price on October 17, 2008. Following rejection of the proposal by NRG’s board, Exelon brought its offer directly to the NRG shareholders on November 12, 2008, in an exchange offer initially set to expire on January 6, 2009. On January 7, 2009, Exelon extended its exchange offer until 5 p.m. New York City time on February 25, 2009 and announced that NRG shareholders had tendered nearly 46 percent of all outstanding shares of NRG common stock. The proposed transaction is a multi-step process, and Exelon will continue to explore a number of options to bring it to a successful conclusion – including proposing independent, well-qualified nominees to serve on the NRG board of directors who will fulfill their fiduciary duty by acting in the best interest of NRG shareholders.

On December 18, 2008, Exelon filed an application with the Federal Energy Regulatory Commission (FERC) for approval of Exelon’s proposed acquisition of NRG, as required by

Section 203 of the Federal Power Act. On December 29, 2008, the FERC entered an order setting February 17, 2009 as the last date to comment on Exelon’s application to acquire NRG. On December 17, 2008, Exelon filed notification with the U.S. Department of Justice (DOJ) and the Federal Trade Commission of its intention to acquire NRG, in compliance with the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. On January 16, 2009, the Antitrust Division of the DOJ issued a request for additional information.

Exelon previously disclosed that a combined Exelon-NRG would need to divest some generating capacity in Texas and PJM East to protect and enhance competitive markets and mitigate any potential market concentration. As part of its FERC filing, Exelon proposed to divest its three facilities in Texas – Mountain Creek, Handley and LaPorte – totaling approximately 2,400 MW of capacity, and to transfer to a third party Exelon’s power purchase agreements in Texas totaling approximately 1,200 MW of capacity. In addition, the combined company would divest approximately 1,000 MW of generating capacity in the PJM East market, specifically the Indian River, Vienna and Dover plants currently owned by NRG. The proposed divestitures are contingent on the completion of the proposed acquisition of NRG, and would not take place immediately.

On December 22, 2008, Exelon submitted applications with the states of California and New York for approval of the NRG transaction. On December 26, 2008, the Chief Administrative Law Judge for the California Public Utilities Commission returned the application for procedural reasons only. Exelon will refile the application at the appropriate time.

On January 5, 2009, Exelon filed an application with the Public Utility Commission of Texas. Exelon will submit its filings to the Pennsylvania Public Utility Commission and to the Nuclear Regulatory Commission within the next few weeks. Exelon expects to complete the regulatory approval process in 6 to 9 months.

On January 19, 2009, John Rowe and William Von Hoene, executive vice president and general counsel for Exelon, and David Crane, president and CEO for NRG, and Drew Murphy, executive vice president and general counsel for NRG, met in Washington, D.C. During that meeting, Mr. Rowe expressed his view that the exchange ratio initially proposed by Exelon represented a full and fair price for NRG shareholders, with a substantial premium and upside opportunity, and stated that Exelon would not increase its offer without an opportunity to conduct due diligence designed to verify assumed values and identify additional value. Mr. Crane expressed his view that due diligence would not move the price very much and was not willing to allow Exelon to engage in due diligence. Mr. Rowe agreed that a price movement, if any, as a result of due diligence would be small. Mr. Crane said that NRG was focused on “market discovery” regarding options for NRG as a result of interest expressed by other companies. The meeting ended without any agreement or arrangement concerning further discussions, due diligence or other exchange of information. Exelon remains committed to its proposed acquisition of NRG and will continue to pursue its efforts to engage NRG in a constructive dialog.

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Nuclear Operations: Generation’s nuclear fleet, including its owned output from the Salem Generating Station operated by PSEG Nuclear LLC, produced 34,887 GWhs in the fourth quarter of 2008, compared with 34,296 GWhs in the fourth quarter of 2007. The Exelon-operated nuclear plants completed four scheduled refueling outages in both the fourth quarters of

2008 and 2007, and the number of outage days totaled 80 and 91, respectively. Higher total nuclear output also was driven by a lower number of non-refueling outage days at the Exelon-operated plants, which totaled 22 days in the fourth quarter of 2008 versus 27 days in the fourth quarter of 2007. Additionally, Salem Unit 1 completed a scheduled refueling in the fourth quarter of 2008, which had a slightly offsetting impact on total output.

For the full year 2008, the Exelon-operated nuclear plants achieved an average capacity factor of 93.9 percent, slightly less than the all-time record 94.5 percent for 2007 due to two additional planned refueling outages in 2008 as compared with 2007. The average annual capacity factor for the Exelon-operated plants during the past five years has been 93.5 percent or more.

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Fossil and Hydro Operations: Generation’s fossil fleet commercial availability was 91.5 percent in the fourth quarter of 2008, compared with 83.0 percent in the fourth quarter of 2007, primarily due to an outage at Eddystone Unit 1 in the fourth quarter of 2007. The equivalent availability factor for the hydro facilities was 98.9 percent in the fourth quarter of 2008, compared with 98.6 percent in the fourth quarter of 2007.

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Wind Power Purchase: On October 29, 2008, Generation announced that it had acquired the rights to purchase 198 MW of output from the 396 MW Twin Groves Wind Farm in Bloomington, Illinois. The agreement was purchased from Constellation Energy Commodities Group, Inc. Horizon Wind Energy, LLC, owned by EDP Renováveis, will continue to own and operate the Twin Groves Wind Farm, which began commercial operations in January 2008. The addition of the Twin Groves output brings Generation’s wind power portfolio to 352 MW installed, making Exelon the largest wholesale wind marketer east of the Mississippi.

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PECO Energy Plan Filing: On November 14, 2008, PECO amended its comprehensive Default Service Program and Rate Mitigation Plan with the Pennsylvania Public Utility Commission (PAPUC) seeking approval to provide default electric service following the expiration of rate caps on December 31, 2010. The purpose of the amendment was to address the requirements of Act 129, which was signed into law in October 2008. The original filing on September 10, 2008 included: (1) PECO’s Default Service Program with competitive, full-requirements energy-supply procurement; (2) a voluntary Early Phase-In Plan allowing customers to pre-pay, with interest, expected post-electric generation rate cap increases; (3) a voluntary deferral phase-in plan allowing customers to phase-in rate increases post rate-cap expiration; and (4) an Energy Efficiency Package with energy-efficiency and demand-response programs to help PECO’s customers transition from capped electric generation rates to market-priced generation. PECO has withdrawn its Energy Efficiency Package and will revise its energy efficiency programs consistent with the new requirements of Act 129. The PAPUC will conduct a formal proceeding to give all interested parties the opportunity to examine aspects of the amended filing and make independent recommendations. The process is expected to be completed by July 2009.

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Liquidity Position: During 2008, ComEd and PECO issued $1.3 billion and $950 million of bonds, respectively, primarily to refinance or repay outstanding debt and for other general corporate purposes. Excluding PECO’s securitized transition debt, which is guaranteed to be repaid through customer-collected revenues, Exelon and its subsidiaries have a total of only $29 million of long-term debt, including capital lease obligations, maturing during 2009.

As of January 16, 2009, Exelon had $7.3 billion of aggregate bank commitments with a diverse group of 23 banks. No single bank has more than 10 percent of the aggregate outstanding commitments at Exelon, and these commitments extend largely through 2012. As of January 16, 2009, Exelon had utilized only approximately $400 million of its capacity under its facilities, leaving $6.9 billion of the total $7.3 billion of capacity available to Exelon. In addition, Exelon had a total of $140 million of commercial paper outstanding.

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Credit Rating Actions: On October 3, 2008, Moody’s Investors Service (Moody’s) upgraded the long-term unsecured rating of ComEd to “Baa3” from “Ba1” and the commercial paper rating to “Prime-3” from “Not Prime”. ComEd’s senior secured rating of “Baa2” remains unchanged, and ComEd’s rating outlook is stable. A Moody’s press release indicated that “the upgrade largely reflects our assessment of the distribution rate case decision” and “also factors in the improved financial flexibility that exists at ComEd as the first mortgage collateral, which had previously secured the company’s $1 billion revolving credit facility was released and replaced by a similar sized unsecured revolving credit facility.”

On October 21, 2008, Standard & Poor’s Ratings Services (S&P) lowered its corporate credit rating on Exelon Corp., Generation and PECO to “BBB” from “BBB+”. S&P lowered the senior unsecured ratings of Exelon Corp. to “BBB-” from “BBB” and of Generation to “BBB” from “BBB+”. The senior secured rating of PECO was lowered to “A-” from “A”. In addition, the ratings of Exelon Corp. and all of its subsidiaries, including ComEd, were placed on CreditWatch with negative implications. S&P indicated concerns about Exelon’s potential credit position related to the proposed offer to acquire NRG. The short-term commercial paper ratings of Exelon Corp. and all of its subsidiaries were affirmed by S&P.

On October 21, 2008, Fitch Ratings, Ltd. placed Exelon and Generation on Rating Watch Negative following the announcement of the proposed offer for NRG.

On November 12, 2008, Moody’s placed the ratings of Exelon, Generation and PECO under review for possible downgrade. In addition, S&P placed the short-term ratings of Exelon, Generation and PECO on CreditWatch with negative implications. These actions were taken after Exelon commenced the exchange offer for NRG’s shares.

OPERATING COMPANY RESULTS

Exelon Generation consists of owned and contracted electric generating facilities, wholesale energy marketing operations and competitive retail sales operations.

Fourth quarter 2008 net income was $553 million compared with $343 million in the fourth quarter of 2007. Fourth quarter 2008 net income included (all after tax) mark-to-market gains of $93 million from economic hedging activities before the elimination of intercompany transactions, a charge of $23 million for the costs associated with the 2007 Illinois electric rate settlement, income of $21 million associated with the resolution of tax matters related to a previous investment in Sithe and unrealized losses of $68 million related to nuclear decommissioning trust fund investments primarily related to the AmerGen nuclear plants. Fourth quarter 2007 net income included (all after tax) a charge of $179 million for the costs associated with the Illinois electric rate settlement, income of $130 million for termination of the State Line PPA, a charge of $72 million associated with the tolling agreement with Georgia Power, charges of $34 million related to non-cash deferred tax items, and mark-to-market losses of $21 million from economic hedging activities. Excluding the impact of these items, Generation’s net income in the fourth quarter of 2008 increased $11 million compared with the same quarter last year, primarily due to:

•

higher revenue, net of purchased power and fuel expense, which reflected higher energy margins primarily due to increased nuclear output and lower purchased power costs, partially offset by higher nuclear fuel costs;

•	the impact of a tax expense in 2007 associated with a change in tax method of capitalizing overhead costs; and

•	lower interest expense.

The quarter-over-quarter increase in net income was partially offset by:

•

higher operating and maintenance expenses, which largely reflected higher nuclear refueling costs related to a 2008 planned refueling outage at Salem, Generation’s co-owned plant operated by PSEG Nuclear, partially offset by lower costs associated with the possible construction of a new nuclear plant in Texas; and

•	the impact of gains realized in 2007 related to decommissioning trust fund investments for the AmerGen nuclear plants.

Generation’s average realized margin on all electric sales, including sales to affiliates and excluding trading activity, was $38.28 per MWh in the fourth quarter of 2008 compared with $35.70 per MWh in the fourth quarter of 2007.

ComEd consists of the electricity transmission and distribution operations in northern Illinois.

ComEd recorded net income of $91 million in the fourth quarter of 2008, compared with net income of $67 million in the fourth quarter of 2007. Fourth quarter 2008 net income included an after-tax charge of $3 million for the costs associated with the 2007 Illinois electric rate settlement and an after-tax charge of $11 million for the City of Chicago settlement agreement. Fourth quarter 2007 net income included (all after tax) a charge of $5 million for the costs associated with the Illinois electric rate settlement, including ComEd’s previously announced customer rate relief programs, a charge of $14 million for the City of Chicago settlement agreement and mark-to-market gains of $2 million. Excluding the impact of these items, ComEd’s net income in the fourth quarter of 2008 increased $21 million from the same quarter last year primarily due to:

•	increased distribution revenue due to the ICC final order in the 2007 distribution rate case, which became effective in September 2008.

The increase in net income was partially offset by:

•	the impact of a larger tax benefit recorded in 2007, as compared with a tax benefit recorded in 2008, associated with a change in tax method of capitalizing overhead costs.

In the ComEd service territory in the fourth quarter of 2008, heating degree-days were up 15 percent relative to the same period in 2007 and 8 percent above normal, while cooling-degree days (all in October) were down 82 percent from 2007. ComEd’s total retail kWh deliveries decreased by 1.5 percent in the fourth quarter of 2008 as compared with the same period in 2007, with a 0.9 percent decrease in deliveries to the residential customer class. For ComEd, weather had a neutral impact on fourth quarter 2008 earnings relative to 2007 and a favorable after-tax impact of $4 million relative to normal weather that was incorporated in earnings guidance. ComEd’s fourth quarter 2008 revenues of $1,542 million rose from $1,436 million in 2007, primarily reflecting the increased distribution rates.

The number of residential customers being served in the ComEd region increased by 0.1 percent over the fourth quarter of 2007. Weather-normalized retail kWh deliveries decreased by 1.6 percent from the fourth quarter of 2007, primarily driven by a decline in usage per customer. For the full year 2008, weather-normalized retail kWh deliveries decreased by 0.1 percent.

PECO consists of the electricity transmission and distribution operations and the retail natural gas distribution business in southeastern Pennsylvania.

PECO’s net income in the fourth quarter of 2008 was $80 million, a decrease from $115 million in the fourth quarter of 2007. This decline was primarily due to:

•	higher CTC amortization, which was in accordance with PECO’s 1998 restructuring settlement with the PAPUC. As expected, the increase in amortization expense exceeded the increase in CTC revenues; and

•	the impact of a tax benefit in 2007 associated with a change in tax method of capitalizing overhead costs.

In the PECO service territory in the fourth quarter of 2008, heating degree-days were up 9 percent from 2007 and were 2 percent above normal, while cooling degree-days (all in October) were down 83 percent from 2007 and were 10 percent below normal. Retail gas deliveries were up 7 percent from the fourth quarter of 2007. Fourth quarter 2008 revenues were $1,372 million, down from $1,385 million in 2007, primarily due to a 2.4 percent decrease in total retail kWh deliveries driven by the effects of unfavorable weather for cooling in October 2008. For PECO, weather had an unfavorable after-tax impact of $5 million on fourth quarter 2008 earnings relative to 2007 and a favorable after-tax impact of $1 million relative to normal weather that was incorporated in earnings guidance.

The number of residential electric customers being served in the PECO region increased by 0.5 percent over the fourth quarter of 2007. Weather-normalized retail kWh deliveries decreased by 1.1 percent from the fourth quarter of 2007, primarily reflecting a decrease in large commercial and industrial deliveries. For the full year 2008, weather-normalized retail kWh deliveries increased by 0.6 percent.

Adjusted (non-GAAP) Operating Earnings

Adjusted (non-GAAP) operating earnings, which generally exclude significant one-time charges or credits that are not normally associated with ongoing operations, mark-to-market adjustments from economic hedging activities and unrealized gains and losses from nuclear decommissioning trust fund investments, are provided as a supplement to results reported in accordance with GAAP. Management uses such adjusted (non-GAAP) operating earnings measures internally to evaluate the company’s performance and manage its operations. Reconciliation of GAAP to adjusted (non-GAAP) operating earnings for historical periods is attached. Additional earnings release attachments, which include the reconciliations on pages 7 and 8, are posted on Exelon’s Web site: www.exeloncorp.com and have been filed with the Securities and Exchange Commission on Form 8-K on January 22, 2009.

Conference call information: Exelon has scheduled a conference call for 11 AM ET (10 AM CT) on January 22, 2009. The call-in number in the U.S. and Canada is 800-690-3108, and the international call-in number is 973-935-8753. If requested, the conference ID number is 79907514. Media representatives are invited to participate on a listen-only basis. The call will be web-cast and archived on Exelon’s Web site: www.exeloncorp.com. (Please select the Investor Relations page.)

Telephone replays will be available until February 6. The U.S. and Canada call-in number for replays is 800-642-1687, and the international call-in number is 706-645-9291. The conference ID number is 79907514.

Important Additional Information

This news release relates, in part, to the offer (the “Offer”) by Exelon Corporation (“Exelon”) through its direct wholly-owned subsidiary, Exelon Xchange Corporation (“Xchange”), to exchange each issued and outstanding share of common stock (the “NRG shares”) of NRG Energy, Inc. (“NRG”) for 0.485 of a share of Exelon common stock. This news release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, NRG shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (Reg. No. 333-155278) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) previously filed by Exelon and Xchange with the Securities and Exchange Commission (the “SEC”). The Offer is made only through the Exchange Offer Documents. Investors and security holders are urged to read these documents and other relevant materials as they become available, because they will contain important information.

Exelon expects to file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “NRG Meeting Proxy Statement”) for the 2009 annual meeting of NRG stockholders (the “NRG Meeting”). Exelon will also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Exelon shareholders (the “Exelon Meeting”) to be called in order to approve the issuance of shares of Exelon common stock pursuant to the Offer (the “Exelon Meeting Proxy Statement”). Investors and security holders are urged to read the NRG Meeting Proxy Statement and the Exelon Meeting Proxy Statement and other relevant materials as they become available, because they will contain important information.

Investors and security holders can obtain copies of the materials described above (and all other related documents filed with the SEC) at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877-750-9501. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, Xchange or NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Exelon, Xchange and the individuals to be nominated by Exelon for election to NRG’s Board of Directors will be participants in the solicitation of proxies from NRG stockholders for the NRG Meeting or any adjournment or postponement thereof. Exelon and Xchange will be participants in the solicitation of proxies from Exelon shareholders for the Exelon Meeting or any adjournment or postponement thereof. In addition, certain directors and executive officers of Exelon and Xchange may solicit proxies for the Exelon Meeting and the NRG Meeting. Information about Exelon and Exelon’s directors and executive officers is available in Exelon’s proxy statement, dated March 20, 2008, filed with the SEC in connection with Exelon’s 2008 annual meeting of shareholders. Information about Xchange and Xchange’s directors and executive officers is available in Schedule II to the Prospectus/Offer to Exchange. Information about any other participants will be included in the NRG Meeting Proxy Statement or the Exelon Meeting Proxy Statement, as applicable.

Forward Looking Statements

This news release includes forward-looking statements including, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s preliminary prospectus/offer to exchange that is contained in the Registration Statement on Form S-4, Reg. No. 333-155278, that Exelon has filed with the SEC in connection with the Offer; (2) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (3) Exelon’s Third Quarter 2008 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (4) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this news release. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this news release, except as required by law.

Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

All information in this news release concerning NRG, including its business, operations, and financial results, was obtained from public sources. While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.

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Exelon Corporation is one of the nation’s largest electric utilities with approximately 5.4 million customers and $19 billion in annual revenues. The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in Illinois and Pennsylvania and natural gas to more than 480,000 customers in southeastern Pennsylvania. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC.

Excerpts from the transcript of Exelon’s January 22, 2009 Earnings Teleconference

[Excerpt from remarks of John Rowe]

Now let me turn to the transaction that interests us most at the moment, and probably you. On January 7, we announced very positive progress in our NRG acquisition. NRG shareholders tendered approximately 106 million shares, or 45.6% of the outstanding shares. We consider this a major accomplishment for the first round.

As we announced publicly, per requirements, earlier this week I met with David Crane to discuss the transaction in hopes of initiating due diligence. NRG is unwilling to do so, based on our current bid. We believe their refusal to allow due diligence is another sign of entrenchment on the part of the NRG Board and management. And we believe that they must at some point begin to pay attention to the very large contingent of shareholders that have already tendered based on our exchange offering.

Our will is equally strong, and I believe the numbers are with us. My meeting with David Crane did absolutely nothing to weaken our commitment to seeing this transaction through to completion. I believe our prospects for success continue to improve.

I strongly urged NRG shareholders to tender their shares on or before the new expiration date of February 25, in order to make possible a real negotiation based on due diligence.

We will shortly announce and propose a slate of well-qualified, independent candidates for the NRG Board of Directors. We are absolutely committed to pursuing and closing this deal. We are committed to working with the rating agencies to try to find a way to do it and maintain investment-grade for both Exelon and all of its subsidiaries. And we will continue to engage in dialogue with all three rating agencies to achieve that result.

To you, as Exelon shareholders, I want to make clear that this is about value. Exelon is built on the relentless pursuit of real value. We are doing this not out of ego, but because the numbers say we can obtain somewhere between $1 billion and $3 billion of value by accomplishing it.

To NRG’s bondholders, I say that you have seen your bonds trade up since we announced the deal, and trade up even more as the markets have improved. We have achieved substantial value for you already. Our projections, and I believe yours, show more value flowing your way when the deal closes.

To those on this call, who are also NRG shareholders, I say that the 37% premium to the October 17 [NRG’s] closing price results in $2 billion of near-term value to you, and also the opportunity to participate in the $1.5 billion to $3 billion of synergies created by the combined company. And also in the benefits of owning a piece of the nation’s largest nuclear fleet.

For all of you, Exelon shareholders, NRG bondholders, NRG shareholders, I say this, a combination like this provides a very unique opportunity to create tremendous value for a lot of people. But as I said before, the Exelon management will continue to do this on a hardheaded value basis.

If you want to get this done, please help us put it together. The deal simply cannot get done if everyone wants to get all of the value. I believe it can be done. I think the results that we got in early January say that it will be done, but it requires a lot of hard work to get there.

I ask the support of the Exelon shareholders. We seek the support of others to make this transaction work. But if we can work, it not only creates value for all stakeholders, it creates the kind of generation company that the market needs, with the kind of national presence that the market needs, and the kind of balance sheet that the market needs. We believe it works.

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[Excerpts from Questions and Answers]

John Kiani: Can you talk about have the negotiations with the NRG bondholders on the potential for a waiver of change of control are progressing? And then also in conjunction with that, are you still interested — as you have stated in your recent investor presentations — are you still interested in pursuing an alternative structure that is more of a TOPCO merger to avoid triggering change of control if the negotiations are not successful?

John Rowe: Yes, I can comment, but any comments have to be taken with a little care, because this is one of those things that you don’t have soup until it's cooked. We have had some very constructive discussions with the NRG bondholders. As of this week we seem to be too far apart, and that appears to make it necessary for us to plan on trying to implement the TOPCO methodology. But this is all about money, and discussions about money have a way of getting reopened.

We think the NRG bondholders have benefited greatly from our proposals being in play. They have obviously benefited yet again from improvements in the bond marketplace. The discussion at the moment involves issues like, are those improvements in the marketplace stable. And at the moment we simply don’t have a deal.

But this is all about money. We have had very cordial discussions with them. We are quite certain they want this deal to happen, as their financial interests makes clear that it should. But indeed if you look at current bond prices, refinancing those is not out of the realm of possibility. So this is a discussion that will continue, but meanwhile we’re looking at the TOPCO plan.

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Hugh Wynne: Gentlemen, thank you very much for that. I would be curious about your prospective on one commodity price decline in particular, which is the decline in the price of gas relative to coal, and the implication that may have for future cost of CO2. It would seem to me that the cost of reducing CO2 in the power sector is very, very low right now because of the ease at which gas-fired generation can be substituted for coal-fired generation. Is that something you guys have a view on, or have thought through this implications on your CO2 upside and NRG CO2 downside?

John Rowe: Oh, yes. That is one of the things that goes into our models all the time. It is one of the reasons why we can’t just write a blank check to do NRG. It is one of the reasons we have been hardheaded on the view that this is an attractive transaction. But like all transactions, not attractive at any price.

We have run new gas price scenarios through all of our models in terms of that transaction.

But let me go to a larger part of what you’re talking about. While we talk about new nuclear to deal with carbon, and while we talked about various forms of renewables, all of which are both politically popular and expensive, what we’re really going to see in this pricing environment is what is called the dash to gas. Most new capacity needs will really be met by natural gas.

We suspect that begins to push gas back up as you go out. But we have been our very best to model into both our long-term planning and into our NRG transaction values exactly the phenomena you have described.

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Important Additional Information

This communication relates, in part, to the offer (the “Offer”) by Exelon Corporation (“Exelon”) through its direct wholly-owned subsidiary, Exelon Xchange Corporation (“Xchange”), to exchange each issued and outstanding share of common stock (the “NRG shares”) of NRG Energy, Inc. (“NRG”) for 0.485 of a share of Exelon common stock. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, NRG shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (Reg. No. 333-155278) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) previously filed by Exelon and Xchange with the Securities and Exchange Commission (the “SEC”). The Offer is made only through the Exchange Offer Documents. Investors and security holders are urged to read these documents and other relevant materials as they become available, because they will contain important information.

Exelon expects to file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “NRG Meeting Proxy Statement”) for the 2009 annual meeting of NRG stockholders (the “NRG Meeting”). Exelon will also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Exelon shareholders (the “Exelon Meeting”) to be called in order to approve the issuance of shares of Exelon common stock pursuant to the Offer (the “Exelon Meeting Proxy Statement”). Investors and security holders are urged to read the NRG Meeting Proxy Statement and the Exelon Meeting Proxy Statement and other relevant materials as they become available, because they will contain important information.

Investors and security holders can obtain copies of the materials described above (and all other related documents filed with the SEC) at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877-750-9501. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, Xchange or NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Exelon, Xchange and the individuals to be nominated by Exelon for election to NRG’s Board of Directors will be participants in the solicitation of proxies from NRG stockholders for the NRG Meeting or any adjournment or postponement thereof. Exelon and Xchange will be participants in the solicitation of proxies from Exelon shareholders for the Exelon Meeting or any adjournment or postponement thereof. In addition, certain directors and executive officers of Exelon and Xchange may solicit proxies for the Exelon Meeting and the NRG Meeting. Information about Exelon and Exelon’s directors and executive officers is available in Exelon’s proxy statement, dated March 20, 2008, filed with the SEC in connection with Exelon’s 2008 annual meeting of shareholders. Information about Xchange and Xchange’s directors and executive officers is available in Schedule II to the Prospectus/Offer to Exchange. Information about any other participants will be included in the NRG Meeting Proxy Statement or the Exelon Meeting Proxy Statement, as applicable.

Forward Looking Statements

This communication includes forward-looking statements including, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s preliminary prospectus/offer to exchange that is contained in the Registration Statement on Form S-4, Reg. No. 333-155278, that Exelon has filed with the SEC in connection with the offer; (2) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (3) Exelon’s Third Quarter 2008 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (4) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication, except as required by law.

Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

All information in this communication concerning NRG, including its business, operations, and financial results, was obtained from public sources. While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.